EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.

Management’s Discussion

and Analysis

For the six months ended June 30, 2026

SX: ASM | NYSE AMERICAN: ASM

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated August 12, 2026, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of August 12, 2026, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the ticker ASM:TSX, the NYSE American under the ticker ASM:NYSE-A, and the Frankfurt and Berlin Stock Exchanges under the ticker GV6.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the six months ended June 30, 2026, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property.

On April 1, 2025, the Company determined that La Preciosa had demonstrated technical feasibility and commercial viability to support the reclassification from the exploration and evaluation asset stage to the development stage and mining properties with plant, equipment and mining properties.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	2

Operational & Financial Highlights

Highlights (In US$, unless otherwise noted)	Q2 2026	Q2 2025	Change	YTD 2026	YTD 2025	Change
OPERATING
Tonnes Milled	184,293	190,987	-4%	369,790	358,840	3%
Silver Ounces Produced	267,305	283,619	-6%	530,632	549,300	-3%
Gold Ounces Produced	2,178	1,774	23%	4,029	3,999	1%
Copper Pounds Produced	729,929	1,461,980	-50%	2,073,583	3,065,323	-32%
Silver Equivalent Ounces[1] Produced	534,945	645,602	-17%	1,103,057	1,324,060	-17%
CONCENTRATE SALES AND COSTS
Silver Equivalent Payable Ounces Sold[2]	387,142	676,453	-43%	870,866	1,244,334	-30%
Average Realized Silver Price per Ounce Sold	$68.90	$33.85	104%	$74.62	$33.30	124%
Cash Cost per Silver Equivalent Payable Ounce[2,3]	$28.62	$15.11	89%	$26.31	$13.97	88%
All-in Sustaining Cost per Silver Equivalent Payable Ounce[2,3]	$38.75	$20.93	85%	$36.52	$20.54	78%
Cash Cost per Tonne Processed[3]	$74.72	$52.61	42%	$69.36	$52.29	33%
All-in Sustaining Cost per Tonne Processed[3]	$96.01	$73.70	30%	$93.40	$75.33	24%
FINANCIAL OPERATING PERFORMANCE (IN 000’S)
Revenues	$26,787	$21,805	23%	$66,220	$40,641	63%
Mine operating income	$12,971	$10,224	27%	$36,389	$20,786	75%
Net income	$10,899	$2,864	281%	$26,812	$8,481	216%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$12,559	$7,432	69%	$38,090	$17,130	122%
Adjusted earnings[3]	$11,125	$8,837	26%	$35,462	$18,592	91%
Cash provided by operating activities	$13,260	$8,350	59%	$26,892	$9,108	195%
Operating cash flow before working capital adjustments[3]	$8,254	$6,269	32%	$26,943	$13,630	98%
Mine operating cash flow before taxes[3]	$14,419	$11,273	28%	$41,132	$22,670	81%
PER SHARE AMOUNTS
Earnings per share - diluted	$0.06	$0.02	200%	$0.15	$0.06	150%
Adjusted earnings per share[3]	$0.06	$0.06	-%	$0.20	$0.12	67%

Liquidity & Working Capital (in 000’s)	June 30, 2026	March 31, 2026	Change	June 30, 2026	December 31, 2025	Change
Cash	$144,183	$138,646	4%	$144,183	$101,724	42%
Working capital[3]	$140,774	$139,724	1%	$140,774	$99,562	41%

1

AgEq was calculated using metal prices of $45.30 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.

2

“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3

Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

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Q2 2026 Financial Highlights

•	Revenues of $26.8 million, an increase of 23% from Q2 2025.
•	Mine operating income of $13.0 million, an increase of 27% from Q2 2025.
•	Net income of $10.9 million, or $0.06 per share on a diluted basis.
•	Adjusted earnings of $11.1 million, or $0.14 per diluted share, an increase of 26% and 133%, respectively, from Q2 2025.
•

Cash flow provided by operating activities of $13.3 million, a significant increase compared to $8.4 million in Q2 2025. Prior to working capital adjustments, cash flow provided from operating activities was $8.3 million, an increase of 32% compared to Q2 2025.

•	Mine operating cash flow before taxes of $14.4 million, an increase of 28% from Q2 2025.
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $12.6 million, an increase of 69% from Q2 2025.
•

Cash costs per AgEq payable ounce sold of $28.62, an increase of 89% from Q2 2025, primarily due to lower silver equivalent ounces sold. Using budget prices as per the Company’s 2026 guidance, cash costs per AgEq payable ounce sold was $24.07.

•

All in sustaining costs per AgEq payable ounce sold of $38.75, an increase of 85% from Q2 2025, again primarily due to lower silver equivalent ounces sold. Using budget prices as per the Company’s 2026 guidance, all in sustaining costs per AgEq payable ounce sold was $31.81.

•

Avino had $144.8 million in cash at June 30, 2026, and remains debt-free, excluding operating equipment leases and the deferred royalty repurchase payment. Our working capital position of $140.8 million and strong balance sheet will provide the foundation to support our transformational growth plan to become a Mexico-focused mid-tier primary silver producer.

2026 Highlights

•

Steady Progress at La Preciosa: Ongoing extraction, haulage, and processing of mineralized development material from La Preciosa was above plan due to Mill circuit 2 becoming available. This increased throughput was offset by intentional processing of lower grade development ore during elevated metal prices, that would have otherwise been stockpiled.

•

Increased La Preciosa Development Production: Avino produced 534,945 silver equivalent[1] ounces in Q2 2026, representing a decrease compared to Q2 2025. The decrease reflects planned mining sequencing in to lower copper grade areas near the historical open pit at Avino. At La Preciosa, development production increased 59% from Q1 2026, contributing 100,658 AgEq ounces and consisting of 84,806 silver oz and 182 gold oz.

•

Consistent Mill Throughput: In Q2 2026, mill throughput remained on plan with 184,293 tonnes processed from both Avino and La Preciosa. Continued steady mill performance and availability reflects the impact of targeted upgrades and automation initiatives led by our operations and maintenance teams over the recent years.

•

Normal Course Issuer Bid: During Q2 2026, Avino repurchased and subsequently cancelled 508,039 common shares, decreasing the issued and outstanding common shares by the same amount. As previously announced, the Company is permitted to repurchase for cancellation up to an aggregate of 8,248,566 common chares prior to April 7, 2027. The Company believes the NCIB is a flexible tool as part of its overall capital allocation program and remains committed to returning value to shareholders by reducing the number of shares outstanding therefore increasing percentage of ownership and earning per share.

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Operational Updates

Development — La Preciosa

During Q2 2026, development mining and haulages rates increased to allow for Mill Circuit 2 to switch from ET ore to La Preciosa development ore and now Mill Circuit’s 1 and 2 are both processing La Preciosa development ore. In addition, development and mine preparation work is nearly complete on Level 3 of Abundancia and Gloria, allowing for production long-hole mining to begin. This will result in higher-grade ore being sent to the mill as compared to the development ore processed to date, which was subject to additional mining dilution. Engineering and technical studies are on going at the mine level to evaluate the optimum mining, hauling and processing rates for the long-term. Additionally, Avino is currently conducting trade-off studies between hauling and the potential of a stand-alone processing facility at La Preciosa.

Mine and Mill Update — Avino

Avino identified some surface mineralized material near its current workings, which was out of the current reserves. Given the ease of accessibility along with the lower cost of extraction and process flexibility of the four independent mill circuits, Avino elected to mine, haul and process this material in one of the large mill circuits. Silver and gold grades have proven to be quite good, however copper grades are lower and due to the near surface nature, can be highly oxidized affecting recovery. However, given the lower cost and attractive metal price environment this material represents acceptable margin in addition to reducing depletion on Avino reserves and providing additional flexibility on mine sequencing.

Drilling remains ongoing in the same locations as in Q1 as we continue to understand the nature of the veining. The first drill was focused in the upper area in the eastern portion of the system. The second drill at Avino was focused on extension drilling in the footwall breccia area in the upper east portion. Subsequent to Q1 2026, Avino has been hosting geological consultants that are helping identify key geological features to target areas for resource expansion.

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Inaugural Mineral Reserve and Updated Mineral Resource Estimates

The Company released the details of most recent mineral reserve estimate and updated mineral resource estimate on April 16th, 2026. The highlights included inaugural proven and probable mineral reserves at two of the Company’s three assets, totaling 27 million tonnes containing 95 million ounces of silver at a grade of 109 g/t, 356 thousand ounces of gold at a grade of 0.41 g/t, and 85 million pounds of copper at a grade of 0.31%. This calculates to 127 million silver equivalent ounces at a grade of 145 g/t. The full news release can be viewed here. The mineral resources and reserves estimate is included in an updated technical report (the “Updated Technical Report” prepared by Tetra Tech Canada Inc. in accordance with the requirements of NI-43-101), and is available on SEDAR+ at www.sedarplus.ca under the Company’s profile and filed on Form 6-K.

Exploration

There are two drills currently turning at La Preciosa, with 6,591 meters of drilling completed at the end of Q2 2026 as part of the planned 15,000 metres of exploration for 2026. Drilling has now shifted from infill holes to exploration and step-out holes at high priority targets at vein intersections and projections. It is important to note that none of the infill drilling holes completed to date were included in the mineral reserve update mentioned below. Furthermore, most of the exploration holes are in areas outside the current resource model.

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who are responsible for the technical content and have verified the underlying data of the information above are Michael O’Brien P.Geo., Senior Principal Consultant, Red Pennant Communications Corp., and Peter Latta, P.Eng, Avino’s VP, Technical Services. The mineral resource estimate and mineral reserve estimate above were prepared under the supervision of, or were reviewed by both Mr. Latta and Mr. O’Brien, both of whom are qualified persons within the context of NI 43-101.

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Financial Results – Q2 2026

Three months ended June 30, 2026, compared to three months ended June 30, 2025

In 000’s	Three months ended June 30, 2026	Three months ended June 30, 2025
Revenue from mining operations	$26,787	$21,805
Cost of sales	13,816	11,581
Mine operating income	12,971	10,224
OPERATING EXPENSES
General and administrative expenses	2,340	1,973
Share-based payments	1,465	1,320
	9,166	6,931
OTHER ITEMS
Interest and other income	1,135	170
Loss on long-term investments	(995)	(81)
Unrealized gain on derivative liability	441	1,509
Foreign exchange gain (loss)	2,476	(1,431)
Finance cost	(166)	(4)
Accretion of reclamation provision	(69)	(52)
Interest expense	(122)	(110)
Other expenses	-	(421)
Income before income taxes	11,866	6,511
INCOME TAXES
Current income tax expense	(4,394)	(3,061)
Deferred income tax recovery (expense)	3,427	(586)
Income tax expense	(967)	(3,647)
Net income	$10,899	$2,864
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(2,938)	1,419
Total comprehensive income	$7,961	$4,283
INCOME PER SHARE
Basic	$0.06	$0.02
Diluted	$0.06	$0.02
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	170,022,896	144,108,234
Diluted	175,512,841	154,134,484

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Revenues

During the three months ended June 30, 2026, the Company recognized revenues of $26.8 million on the sale of Avino Mine bulk copper/silver/gold concentrate and La Preciosa silver/gold concentrate, compared to $21.8 million revenues for the 2025 period, an increase of $5 million. The increase is a result of higher average realized metal prices for silver, gold and copper for the period offset by lower payable silver equivalent ounces sold in the current period.

Metal prices for revenues recognized during the period were $68.90 per ounce of silver, $4,294 per ounce of gold, and $13,797 per tonne of copper, with comparable prices for Q2 2025 were $33.85 per ounce of silver, $3,276 per ounce of gold, and $9,534 per tonne of copper.

Payable silver equivalent ounces sold in the current period were 387,142 ounces, compared to 676,453 ounces in Q2 2025. Payable silver equivalent ounces sold were lower in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver: copper ratios used to calculate silver equivalent ounces and lower grade material processed mainly from la Preciosa mine development ore.

Cost of Sales & Mine Operating Income

During the three months ended June 30, 2026, cost of sales was $13.8 million, compared to $11.6 million in Q2 2025, an increase of $2.2 million. The increase is mainly attributable to higher depreciation and lower payable silver equivalent sold as well as a stronger average Mexican Peso compared to the US Dollar during the current quarter, with an average of $17.47 Mexican Pesos to 1 US Dollar in Q2 2026 compared to an average of $19.98 Mexican Pesos to 1 US Dollar in Q2 2025, a strengthening of approximately 14%.

Mine operating income was $13.0 million, compared to $10.2 million in Q2 2025. The increase in mine operating income is a result of the items noted above as well as mark to market movements resulting from changes in metal prices and metal contents from provisional to final invoicing. Provisional adjustments had a negative impact of $5.2 million in Q2 2026 compared to  $0.1 million in Q2 2025.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $2.3 million, compared to $2.0 million in Q2 2025. The increase is a result of higher salaries and benefits primarily as a result of increase in operations and increased employee benefits and profit-sharing accruals from improved financial performance.

Share-based payments were $1.5 million, compared to $1.3 million in Q2 2025, an increase of $0.2 million. The increase is a direct result of the timing of option and RSU grants, and fluctuations in share price at the time of the grants.

Other Items

Loss on long-term investments was $0.9 million compared to $0.1 million in Q2 2025. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as minor movements in the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

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Unrealized gain on derivatives was $0.4 million compared to a gain of 1.5 million in Q2 2025. This is a direct result of US Dollar/Mexican Peso foreign exchange forward contracts entered into during the year to mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange gain for the period was $2.5 million compared to a loss of $1.4 million in Q2 2025. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended June 30, 2026, the US dollar appreciated in relation to the Mexican Peso and the Canadian dollar, resulting in foreign exchange gains overall.

Current and Deferred Income Taxes

Current income tax expense was $4.3 million in Q2 2026, an increase of $1.3 million compared to an income tax expense of $3.0 million for Q2 2025. The movement relates primarily to additional taxable income in Avino due to increased profits, which resulted in increased income tax expense.

Deferred income tax recovery was $3.4 million in Q2 2026 compared to an expense of $0.6 million in Q2 2025. Deferred income taxes fluctuate due to movements in taxable and deductible temporary differences related to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $10.9 million for the period, or $0.06 per basic and diluted share, compared to net income of $2.9 million, or $0.02 per basic and diluted share for Q2 2025. The increase is a result of the items noted above, including increases in revenues, mine operating income, gain on long-term investments, gain on foreign exchange and interest income. The positive movements were partially offset by increases to current income tax expense.

EBITDA & Adjusted Income/Loss

(see “Non-IFRS Accounting Standards Measures”)

EBITDA was $12.6 million for the period, an increase of $5.2 million when compared to $7.4 million for Q2 2025. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $11.1 million, an increase of $2.2 million when compared to adjusted earnings of $8.9 million in the corresponding quarter in 2025. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	9

Cash Costs & All-in Sustaining Costs

(see “Non-IFRS Accounting Standard Measures”)

Cash costs per silver equivalent payable ounce sold was $28.6, compared to $15.11 for Q2 2025. The increase is attributable to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper. Using the silver:gold and silver:copper ratios from the Company’s 2026 guidance, cash costs per AgEq payable ounce sold was $24.07.

All-in sustaining costs per silver equivalent payable ounce sold was $38.75, compared to $20.93 for Q2 2025. As noted above, the increase is primarily due to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper. This was further impacted by increased sustaining capital expenditures and increased general & administrative expenses in the current period compared to Q2 2025. Using the silver:gold and silver:copper ratios from the Company’s 2026 guidance, all-in sustaining costs per AgEq payable ounce sold was $31.81.

See Non-IFRS Accounting Standard Measures for a reconciliation for cash costs and all-in sustaining costs.

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Financial Results – YTD 2026

Six months ended June 30, 2026, compared to the six months ended June 30, 2025:

In 000’s	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue from mining operations	$66,220	$40,641
Cost of sales	29,831	19,855
Mine operating income	36,389	20,786
OPERATING EXPENSES
General and administrative expenses	5,315	4,096
Share-based payments	2,340	1,682
Income before other items	28,734	15,008
OTHER ITEMS
Interest and other income	2,061	333
Gain (loss) on long-term investments	(438)	363
Unrealized gain (loss) on derivative liability	(684)	1,914
Foreign exchange gain (loss)	5,670	(1,530)
Finance cost	(331)	(9)
Accretion of reclamation provision	(134)	(100)
Interest expense	(244)	(191)
Other expenses	-	(421)
Income before income taxes	34,634	15,367
INCOME TAXES
Current income tax expense	(11,289)	(5,093)
Deferred income tax recovery (expense)	3,467	(1,793)
Income tax expense	(7,822)	(6,886)
Net income	$26,812	$8,481
OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation differences	(5,830)	1,514
Total comprehensive income	$21,432	$9,995
INCOME PER SHARE
Basic	$0.16	$0.06
Diluted	$0.15	$0.06
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	168,298,839	142,194,583
Diluted	173,996,975	151,901,381

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Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $66.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $40.6 million for the 2025 period, an increase of $25.6 million.

The increase in revenues is a result of higher average metal prices as described below, offset by 17% lower payable silver equivalent ounces sold in the current year.

Metal prices for revenues recognized during the period were $74.62 per ounce of silver, $4,508 per ounce of gold, and $13,069 per tonne of copper, with comparable prices for the six months ended June 30, 2025, of $33.30 per ounce of silver, $3,150 per ounce of gold, and $9,491 per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales for the period were $29.8 million, compared to $19.9 million in the 2025 period, an increase of $9.9 million. The increase in cost of sales is attributable to lower ounces sold as mentioned above, which resulted in higher overall costs and a stronger 6-month average Mexican Peso compared to the US dollar, which impacted labour and contractor costs.

Mine operating income for the period was $36.4 million, compared to $20.8 million in the 2025 period. The increase in mine operating income is a result of higher revenues, with cost of sales being similar to the comparative period, as noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $5.3 million, compared to $4.1 million in the comparable period, with any increases coming from additional professional fees and salaries and benefits in the period.

Share-based payments were $2.4 million, compared to $1.7 million in the comparable period, an increase of $0.7 million. The increase is a direct result of the timing of stock option and RSU grants, and fluctuations in share price from period to period.

Other Items

Unrealized loss on derivative liability was $0.7 million compared to $1.9 million in the comparable period. This is a direct result of US dollar/Mexican Peso foreign exchange forward contracts entered into mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange gain for the period was $5.7 million, a positive movement of $7.2 million compared to a loss of $1.5 million in the comparable period in 2025. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the period, the Canadian dollar and the Mexican Peso appreciated against the US dollar, resulting in an overall foreign exchange loss for the period. During the six months ended June 30, 2025, the US dollar remained constant in relation to the Canadian dollar but depreciated compared to the Mexican peso by the end of first semester, resulting in a foreign exchange gain.

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Current and Deferred Income Taxes

Current income tax expense for the period was $11.3 million, compared to a current income tax expense of $5.1 million in the comparable period. The movements are a result of higher profits generated in 2026, resulting in increased income tax expense, whereas in 2025, the Company had losses available to partially offset taxable income in Mexico.

Deferred income tax recovery was $3.5 million, a change of $5.8 million compared to an expense of $1.8 million in 2025. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $26.8 million for the period, or $0.16 per basic share and $0.15 per diluted share, compared to net income of $8.5 million, or $0.06 per basic and diluted share during the comparable period in 2025. The changes are a result of the items noted above, which are primarily increases in revenues, mine operating income between the two comparable periods. The increase was partially offset by increases in general and administrative expenses and share-based payments, and an elevated foreign exchange loss. Net income was further impacted by movements in the unrealized derivative liability / asset.

EBITDA & Adjusted Income/Loss

(see “Non-IFRS Accounting Standards Measures”)

EBITDA for the period was $38.1 million, an increase of $21.0 million when compared to $17.1 million for the comparable period. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $35.5 million, an increase of $16.9 million when compared to adjusted earnings of $18.6 million in the corresponding period in 2025. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs

(see “Non-IFRS Accounting Standards Measures”)

Cash costs per silver equivalent payable ounce sold was $26.31, compared to $13.97 for the comparable period in 2025. Cash costs per ounce increased compared with the prior year period, which is attributable to lower silver equivalent ounces sold and additionally to a stronger Mexican Peso compared to the US dollar on average during the six months ended June 30, 2026 compared to the six months ended June 2025, resulting in higher labour and contractor costs.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	13

All-in sustaining cash costs per silver equivalent payable ounce sold was $36.52, compared to $20.54 for the comparable period in 2025. The increase is a result of the items noted above, as well as movements in penalties, treatment and refining charges, exploration expenses and sustaining capital expenditures.

See Non-IFRS Accounting Standards Measures for a reconciliation for cash costs and all-in sustaining cash costs.

Production Highlights

Production Highlights	Q2 2026	Q2 2025	Change	YTD 2026	YTD 2025	Change
Total Mill Feed (dry tonnes)	184,293	190,987	-4%	369,790	358,840	3%
Feed Grade Silver (g/t)	67	55	22%	62	56	10%
Feed Grade Gold (g/t)	0.51	0.39	30%	0.47	0.46	1%
Feed Grade Copper (%)	0.30	0.42	-29%	0.36	0.46	-21%
Recovery Silver (%)	69%	85%	-18%	75%	85%	-12%
Recovery Gold (%)	72%	74%	-2%	73%	75%	-3%
Recovery Copper (%)	72%	83%	-14%	79%	85%	-7%
Total Silver Produced (oz)	267,305	283,619	-6%	530,362	549,300	-3%
Total Gold Produced (oz)	2,178	1,774	23%	4,029	3,999	1%
Total Copper Produced (lbs)	729,929	1,461,980	-50%	2,073,583	3,065,323	-32%
Total Silver Equivalent Produced (oz)[1]	534,945	645,602	-17%	1,103,057	1,324,060	-17%

Production Results by Operation – Q2 2026	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	155,650	28,643	184,293
Feed Grade Silver (g/t)	51	153	67
Feed Grade Gold (g/t)	0.54	0.30	0.51
Feed Grade Copper (%)	0.30	0.05	0.30
Recovery Silver (%)	71%	60%	69%
Recovery Gold (%)	73%	67%	72%
Recovery Copper (%)	72%	-%	72%
Total Silver Produced (oz)	182,499	84,806	267,305
Total Gold Produced (oz)	1,996	182	2,178
Total Copper Produced (lbs)	729,929	-	729,929
Total Silver Equivalent[1] Produced (oz)	434,287	100,658	534,945

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	14

Production Results by Operation – YTD 2026	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	327,049	42,741	369,790
Feed Grade Silver (g/t)	49	159	62
Feed Grade Gold (g/t)	0.49	0.29	0.47
Feed Grade Copper (%)	0.36	0.03	0.36
Recovery Silver (%)	77%	61%	75%
Recovery Gold (%)	73%	66%	73%
Recovery Copper (%)	79%	-%	79%
Total Silver Produced (oz)	395,726	134,636	530,362
Total Gold Produced (oz)	3,762	267	4,029
Total Copper Produced (lbs)	2,073,583	-	2,073,583
Total Silver Equivalent[1] Produced (oz)	945,202	157,855	1,103,057

In Q2 2026, AgEq was calculated using metal prices of $68.90 per oz Ag, $4,294 per oz Au and $6.26 per lb Cu. In Q2 2025, AgEq was calculated using metals prices of $33.64 oz Ag, $3,280 oz Au and $4.32 lb Cu. For YTD 2026, AgEq was calculated using metal prices of $74.62 per oz Ag, $4,507 per oz Au and $5.93 per lb Cu. For YTD 2025, AgEq was calculated using metal prices of $32.77 oz Ag, $3,071 oz Au and $4.28 lb Cu. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non-IFRS Accounting Standards Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non - IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance costs
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share-based compensation;
•	Non-cash items including foreign exchange movements, fair value adjustments on derivative liability movements and other non-recurring items

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	15

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts and are indicative of the Company’s financial performance. There are not standardized definitions under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS Accounting Standards.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses, writedown of equipment or supplies and materials inventory, fair value adjustments on outstanding warrants and fair value adjustments on derivative liabilities. Under IFRS Accounting Standards, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

Adjusted earnings per share is calculated taking adjusted earnings divided by the weighted average number of diluted common shares per the financial statements.

The following table provides a reconciliation of net earnings in the financial statements to EBITDA, adjusted earnings and adjusted earnings per share:

Expressed in 000’s of US$, unless otherwise noted	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net income for the period	$10,899	$2,864	$26,812	$8,481
Depreciation and depletion	1,471	925	4,808	1,796
Interest income and other	(1,135)	(170)	(2,061)	(333)
Interest expense	122	110	244	191
Finance cost	166	4	331	9
Accretion of reclamation provision	69	52	134	100
Current income tax expense	4,394	3,061	11,289	5,093
Deferred income tax (recovery) expense	(3,427)	586	(3,467)	1,793
EBITDA	$12,559	$7,432	$38,090	$17,130
Unrealized (gain) loss on derivatives	(441)	(1,509)	684	(1,914)
Share-based payments	1,465	1,320	2,340	1,682
Write down of equipment	18	163	18	164
Foreign exchange (gain) loss	(2,476)	1,431	(5,670)	1,530
Adjusted earnings	$11,125	$8,837	$35,462	$18,592
Shares outstanding (diluted)	175,512,841	154,134,484	173,996,975	151,901,381
Adjusted earnings per share	$0.06	$0.06	$0.20	$0.12

Cash Cost and All-in Sustaining Cost per Silver Equivalent Payable Ounce

Sold and per Tonne Processed

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cost per silver equivalent payable ounce sold and per tonne processed. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot silver, gold and copper prices for the corresponding period. Tonnes processed consists of tonnes of ore that were processed at the Company’s milling facilities.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	16

Cash cost and all-in sustaining cost per payable ounce and per tonne processed are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS Accounting Standard measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS Accounting Standards, and are disclosed in addition to IFRS Accounting Standards measures.

The Company’s calculation of all-in sustaining costs includes sustaining capital expenditures of $437 for the six months ended June 30, 2026 and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS Accounting Standard measures and the Company’s consolidated financial statements are provided below. The non-IFRS Accounting Standard measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS Accounting Standards measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz:

	Consolidated
Expressed in 000’s of US$, unless otherwise noted	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cost of sales	$13,816	$11,581	$29,831	$19,855
Exploration expenses	(1,288)	(307)	(2,176)	(582)
Write down of equipment	(18)	(163)	(18)	(164)
Depletion and depreciation	(1,430)	(886)	(4,725)	(1,720)
Cash production cost	11,080	10,225	22,912	17,389
Silver equivalent payable ounces sold	387,142	676,453	870,866	1,244,334
Cash cost per silver equivalent ounce	$28.62	$15.11	$26.31	$13.97
General and administrative expenses	3,805	3,198	7,655	5,682
Treatment & refining charges	178	654	607	1,264
Penalties	30	605	435	1,495
Sustaining capital expenditures	128	525	437	904
Exploration expenses	1,288	307	2,176	582
Share-based payments and G&A depreciation	(1,506)	(1,359)	(2,422)	(1,758)
Cash operating cost	$15,003	$14,155	$31,800	$25,558
AISC per silver equivalent ounce	$38.75	$20.93	$36.52	$20.54

*Certain amounts shown may not add exactly to the total due to rounding differences

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	17

The following tables reconcile cost of sales to cash cost and all-in sustaining cash cost per payable AgEq oz at each of the Company’s mining operations:

	Q2 2026			Q2 2025
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$11,184	$2,632	$13,816	$11,581	$-	$11,581
Exploration expenses	(584)	(704)	(1,288)	(307)	-	(307)
Write down of equipment	(18)	-	(18)	(163)	-	(163)
Depletion and depreciation	(1,213)	(217)	(1,430)	(886)	-	(886)
Cash production cost	9,369	1,711	11,080	10,225	-	10,225
Silver equivalent payable ounces sold	334,128	53,014	387,142	676,453	-	676,453
Cash cost per silver equivalent payable ounce sold	$28.04	$32.29	$28.62	$15.11	$-	$15.11
General and administrative expenses	3,519	286	3,805	3,198	-	3,198
Treatment & refining charges	237	(59)	178	654	-	654
Penalties	30	-	30	605	-	605
Sustaining capital expenditures	128	-	128	525	-	525
Exploration expenses	584	704	1,288	307	-	307
Share-based payments and G&A depreciation	(1,357)	(149)	(1,506)	(1,359)	-	(1,359)
Cash operating cost	$12,510	$2,493	$15,003	$14,155	$-	$14,155
AISC per silver equivalent payable ounce sold	$37.44	$47.06	$38.75	$20.93	$-	$20.93

	YTD 2026			YTD 2025
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$25,575	$4,256	$29,831	$19,855	$-	$19,855
Exploration expenses	(917)	(1,259)	(2,176)	(582)	-	(582)
Write down of equipment and supplies and materials inventory	(18)	-	(18)	(164)	-	(164)
Depletion and depreciation	(4,396)	(329)	(4,725)	(1,720)	-	(1,720)
Cash production cost	20,244	2,668	22,912	17,389	-	17,389
Silver equivalent payable ounces sold	767,886	102,980	870,866	1,244,334	-	1,244,334
Cash cost per silver equivalent payable ounce sold	$26.36	$25.91	$26.31	$13.97	$-	$13.97
General and administrative expenses	7,099	556	7,655	5,682	-	5,682
Treatment & refining charges	664	(57)	607	1,264	-	1,264
Penalties	435	-	435	1,495	-	1,495
Sustaining capital expenditures	437	-	437	904	-	904
Exploration expenses	917	1,259	2,176	582	-	582
Share-based payments and G&A depreciation	(2,184)	(238)	(2,422)	(1,758)	-	(1,758)
Cash operating cost	$27,612	$4,188	$31,800	$25,558	$-	$25,558
AISC per silver equivalent payable ounce sold	$35.96	$40.68	$36.52	$20.54	$-	$20.54

*Certain amounts shown may not add exactly to the total due to rounding differences – prior to Q4 2025, there was minimal processing from La Preciosa and primarily all production came from the Avino property.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	18

The following tables reconcile cost of sales to cash cost and all-in sustaining cash cost per tonne:

	Consolidated
Expressed in 000’s of US$, unless otherwise noted	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cost of sales	$13,816	$11,581	$29,831	$19,855
Exploration expenses	(1,288)	(307)	(2,176)	(582)
Write down of equipment	(18)	(163)	(18)	(164)
Inventory adjustment	2,691	(175)	2,738	1,376
Depletion and depreciation	(1,430)	(886)	(4,725)	(1,720)
Cash production cost	13,771	10,050	25,650	18,765
Tonnes processed	184,293	190,987	369,790	358,840
Cash cost per silver equivalent ounce	$74.72	$52.61	$69.36	$52.29
General and administrative expenses	3,805	3,198	7,655	5,682
Treatment & refining charges	178	654	607	1,264
Penalties	30	605	435	1,495
Sustaining capital expenditures	128	525	437	904
Exploration expenses	1,288	307	2,176	582
Share-based payments and G&A depreciation	(1,506)	(1,359)	(2,422)	(1,758)
Cash operating cost	$17,694	$13,980	$34,538	$26,934
AISC per silver equivalent ounce	$96.01	$73.20	$93.40	$75.06

*Certain amounts shown may not add exactly to the total due to rounding differences

The following tables reconcile cost of sales to cash cost and all-in sustaining cash cost per tonne processed at each of the Company’s mining operations:

	Q2 2026			Q2 2025
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$11,184	$2,632	$13,816	$11,581	$-	$11,581
Exploration expenses	(584)	(704)	(1,288)	(307)	-	(307)
Write down of equipment	(18)	-	(18)	(163)	-	(163)
Inventory adjustment	620	2,071	2,691	(175)	-	(175)
Depletion and depreciation	(1,213)	(217)	(1,430)	(886)	-	(886)
Cash production cost	9,989	3,782	13,771	10,050	-	10,050
Tonnes processed	155,650	28,643	184,293	190,987	-	190,987
Cash cost per silver equivalent payable ounce sold	$64.17	$132.07	$74.72	$52.61	$-	$15.11
General and administrative expenses	3,519	286	3,805	3,198	-	3,198
Treatment & refining charges	237	(59)	178	654	-	654
Penalties	30	-	30	605	-	605
Sustaining capital expenditures	128	-	128	525	-	525
Exploration expenses	584	704	1,288	307	-	307
Share-based payments and G&A depreciation	(1,357)	(149)	(1,506)	(1,359)	-	(1,359)
Cash operating cost	$13,130	$4,564	$17,694	$13,980	$-	$13,980
AISC per silver equivalent payable ounce sold	$84.35	$159.40	$96.01	$73.20	$-	$73.20

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	19

	YTD 2026			YTD 2025
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$25,575	$4,256	$29,831	$19,855	$-	$19,855
Exploration expenses	(917)	(1,259)	(2,176)	(582)	-	(582)
Write down of equipment	(18)	-	(18)	(164)	-	(164)
Inventory adjustment	(157)	2,895	2,738	1,376		1,376
Depletion and depreciation	(4,396)	(329)	(4,725)	(1,720)	-	(1,720)
Cash production cost	20,087	5,562	25,650	18,765	-	18,765
Tonnes processed	327,049	42,741	369,790	358,840	-	358,840
Cash cost per silver equivalent payable ounce sold	$61.42	$130.15	$69.36	$52.29	$-	$52.29
General and administrative expenses	7,099	556	7,655	5,682	-	5,682
Treatment & refining charges	664	(57)	607	1,264	-	1,264
Penalties	435	-	435	1,495	-	1,495
Sustaining capital expenditures	437	-	437	904	-	904
Exploration expenses	917	1,259	2,176	582	-	582
Share-based payments and G&A depreciation	(2,184)	(238)	(2,422)	(1,758)	-	(1,758)
Cash operating cost	$27,455	$7,083	$34,538	$25,558	$-	$25,558
AISC per silver equivalent payable ounce sold	$83.95	$165.73	$93.40	$20.54	$-	$20.54

*Certain amounts shown may not add exactly to the total due to rounding differences – prior to Q4 2025, there was minimal processing from La Preciosa and primarily all production came from the Avino property.

Mine Operating Cash Flow Before Taxes

Mine operating cash flow before taxes is a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow before taxes is calculated as mine operating income less depreciation and depletion in cost of sales and write down or reversals of equipment and supplies and materials inventory. Mine operating cash flow before taxes is used by management to assess the performance of the mine operations, excluding corporate activities and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Mine operating income – per financial statements	$12,971	$10,224	$36,389	$20,786
Depreciation and depletion included in cost of sales	1,430	886	4,725	1,720
Write down of equipment	18	163	18	164
Mine operating cash flow before taxes	$14,419	$11,273	$41,132	$22,670

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	20

Operating Cash Flow Before Working Capital Adjustments

Operating cash flow before working capital adjustments a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as cash provided by operating activities on the consolidated statement of cash flows, less net changes in non-cash working capital items per the consolidated statement of cash flows. This measure is used by management to assess the performance of the mine operations and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cash provided by operating activities	$13,260	$8,350	$26,892	$9,108
Net change in non-cash working capital items	(5,006)	(2,081)	51	4,522
Operating cash flow before working capital adjustments	$8,254	$6,269	$26,943	$13,630

Working Capital

Management uses working capital to assess the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

In 000’s	June 30, 2026	December 31, 2025
Current assets	$169,777	$132,068
Current liabilities	(29,003)	(32,506)
Working capital	$140,774	$99,562

Results of Operations – Summary of Quarterly Results

In 000’s	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenue	$26,787	$39,433	$30,544	$21,042	$21,805	$18,836	$24,382	$14,616
Net income	10,899	15,913	10,460	7,702	2,864	5,617	5,092	1,169
Earnings per share - basic	0.06	0.10	0.07	0.05	0.02	0.04	0.04	0.01
Earnings per share - diluted	0.06	0.09	0.06	0.05	0.02	0.04	0.03	0.01
Total Assets	$322,524	$318,838	$279,032	$221,858	$174,680	$157,693	$148,711	$135,366

During Q2 2026, revenue increased significantly compared to previous quarters, mainly due to elevated silver prices even with lower silver equivalent ounces sold in the current quarter.

Net income and earnings per share in Q2 2026 were lower than prior year mainly due to lower silver equivalent ounces sold compared with prior quarters. Earnings overall have increased quarter over quarter, other than Q3 2025, mainly due to better metal realized prices, volume sold and lower costs due to cost management as well as positive movements between the USD and Mexican Peso exchange rates.

For further details see “Financial Results” section.

Total assets continue to increase overall when compared to previous quarters, as result of operating and financing cash flow generation, and capital investment in the operation.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	21

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

Cash Flow

	June 30, 2026	June 30, 2025
Cash generated by operating activities	$26,892	$9,108
Cash generated by financing activities	22,717	6,635
Cash used in investing activities	(6,529)	(5,757)
Change in cash	43,080	9,986
Effect of exchange rate changes on cash	(21)	(24)
Cash, beginning of period	101,724	27,317
Cash, end of period	$144,783	$32,279

Operating Activities

Cash generated by operating activities for the six months ended June 30, 2026, was $26.9 million, an increase of $17.8 million compared to $9.1 million generated for the six months ended June 30, 2025. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. During the six months ended June 30, 2026, cash generated from operating activities increased primarily as a result of increases to net income by $26.8 million, as well as positive unrealized foreign exchange movements totaling $5.7 million. These were offset by offset primarily by movements in non-cash items such as an increase to depreciation and depletion of $4.8 million, unrealized derivatives movements totaling $0.7 million in additional loss, as well as smaller movements in other non-cash items.

Financing Activities

Cash generated by financing activities was $22.7 million for the six months ended June 30, 2026, compared to $6.6 million generated for the six months ended June 30, 2025. The movement is a result of proceeds from shares issued on the ATM and option exercises, partially offset by higher payments of lease and equipment loan. During the six months ended June 30, 2025, the Company received net proceeds from issuance of shares for cash and from options exercise of $27.8 million (June 30, 2025 – $7.7 million) offset by share repurchased and cancelled totalling $3.0 million paid (June 30, 2025 - Nil). The Company also made lease and equipment loan payments totaling $2.0 million (June 30, 2025 – $1.1 million).

Investing Activities

Cash used in investing activities for the six months ended June 30, 2026, was $6.5 million compared to $5.8 million for the six months ended June 30, 2025. Investing activities in the period primarily related to additions to plant, equipment and mining properties at the Avino and La Preciosa mining operations.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	22

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations. If required to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine further financing may be required. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

The Company’s recent financing activities are summarized in the table below.

Intended Use Of Proceeds	Actual Use Of Proceeds

In June 2025, the Company announced the renewal of the at-the-market (the “2025 ATM”) sales agreement for gross proceeds of up to $40 million. At December 31, 2025, the Company had received gross proceeds of $40 million in connection with the 2025 ATM, completing the program. Proceeds from the 2025 ATM are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

In November 2025, the Company announced a new at-the-market (the “2025 ATM #2”) sales agreement for gross proceeds of up to $60 million. At March 31, 2026, the Company had received gross proceeds of approximately $59 million in connection with the 2025 ATM #2. The proceeds from the 2025 ATM #2 are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

As of the date of this MD&A, the Company is using the funds as intended.

During this period, funds have been used for exploration and evaluation activities, the acquisition of mining equipment and development activities at La Preciosa, shares repurchase and cancelled NCIB, the acquisition of sustaining capital equipment and development of the Avino Mine and the repayments of capital equipment acquired under lease and loan. Further, funds were used for the repurchase of existing royalty and production obligations at La Preciosa. Remaining funds have remained in treasury for further acquisitions or investments into the existing operations

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed in the Commitments section of this MD&A.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

A. Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Salaries, benefits, and consulting fees	$470	$347	$882	$923
Share-based payments	1,271	1,048	2,011	1,336
	$1,741	$1,395	$2,893	$2,259

B. Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	June 30, 2026	December 31, 2025
Oniva International Services Corp.	$95	$98
Silver Wolf Exploration Ltd.	(236)	(239)
	$(141)	$(141)

For services provided to the Company by the President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by the Company’s President and CEO and director, for consulting services. For the six months ended June 30, 2026, the Company paid $181 (June 30, 2025 - $259) to ICC.

C. Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. The President & CEO, and director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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The transactions with Oniva are summarized below:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Salaries and benefits	$400	$262	$940	$573
Office and miscellaneous	132	137	372	271
	$532	$399	$1,312	$844

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

A. Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short- term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2025 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2026, no amounts were held as collateral.

B. Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2026, in the amount of $144,783 and current assets exceeded current liabilities by $140,774 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

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The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2026, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$11,173	$11,173	$-	$-
Deferred consideration payable	8,750	8,750	-	-
Equipment loans	1,947	848	1,099	-
Finance lease obligations	7,102	3,187	3,915	-
Total	$28,972	$23,958	$5,014	$-

C. Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

i.

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii.	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

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The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

		June 30, 2026		December 31, 2025
	MXN	CDN	MXN	CDN
Cash	$30,176	$3,055	$29,172	$1,710
Due from related parties	-	335	4,026	-
Long-term investments	-	4,552	-	5,690
Reclamation bonds	-	6	-	6
Amounts receivable	10,094	73	11,461	30
Accounts payable and accrued liabilities	(73,823)	(190)	(73,792)	(311)
Due to related parties	-	(135)	-	(135)
Finance lease obligations	(1,881)	(374)	(4,320)	(430)
Net exposure	(35,434)	7,322	(33,453)	6,560
US dollar equivalent	$(2,023)	$5,152	$(1,863)	$4,785

Based on the net US dollar denominated asset and liability exposures as at June 30, 2026, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2026, by approximately $44 (December 31, 2025 - $248). The Company has entered into certain foreign currency contracts to mitigate this risk and during the six months ended June 30, 2026, recorded a derivative asset of $630 (December 31, 2025 – derivative liability of $1,314).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2026, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $36 (December 31, 2025 - $743).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2026, a 10% change in market prices would have an impact on net earnings (loss) of approximately $293 (December 31, 2025 - $384).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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D. Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2026:

	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash	$144,783	$-	$-
Amounts receivable	-	-	-
Derivative asset	-	630	-
Long-term investments	2,931	-	272
Total financial assets	$147,714	$630	$272

FINANCIAL LIABILITIES
Accounts payable	$-	$(356)	$-
Derivative liability	-	-	-
Total financial liabilities	$-	$(356)	$-

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025:

	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash	$101,724	$-	$-
Amounts receivable	-	7,430	-
Derivative asset	-	1,314	-
Long-term investments	3,843	-	308
Total financial assets	$105,567	$8,744	$308
FINANCIAL LIABILITIES
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10 of the consolidated financial statements.

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The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2026	December 31, 2025
Not later than one year	$803	$459
Later than one year and not later than five years	1,229	1,677
Later than five years	3,075	3,210
	$5,107	$5,346

Office lease payments recognized as an expense during the six months ended June 30, 2026, totaled $22 (June 30, 2025 - $19).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

Subsequent Events

Normal Course Issuer Bid (“NCIB”)

Subsequent to June 30, 2026, the Company repurchased and cancelled 40,000 common shares through its NCIB at an average price of $5.65 for a total cost of $226.

Stock Option Exercises

Subsequent to June 30, 2026, the Company issued 27,500 common shares through the exercise of 27,500 stock options at an average exercise price of C$1.20 for proceeds of C$33.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at August 12, 2026 the following common shares, warrants, and stock options were outstanding:

	# of Shares	Exercise Price	Remaining Life (years)
Share capital	169,855,271	-	-
Restricted Share Units (“RSUs”)	1,825,166	-	0.64 – 2.59
Stock options	3,290,572	C$0.78 - C$9.47	0.62 – 4.81
Fully diluted	174,971,009

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The following are details of outstanding stock options as at June 30, 2026 and August 12, 2026:

Expiry Date	Exercise Price Per Share (C$)	# of Shares Remaining Subject to Options (June 30, 2026)	# of Shares Remaining Subject to Options (August 12, 2026)
March 25, 2027	$1.20	27,500	-
March 29, 2028	$1.12	450,000	450,000
March 25, 2029	$0.78	535,000	535,000
April 9, 2030	$2.11	1,494,000	1,494,000
May 27, 2030	$4.38	75,000	75,000
March 16, 2031	$9.41	436,572	436,572
June 4, 2031	$9.47	300,000	300,000
Total		3,318,072	3,290,572

The following are details of outstanding RSUs as at June 30, 2026 and August 12, 2026:

Expiry Date	# of Shares Remaining Subject to RSUs (June 30, 2026)	# of Shares Remaining Subject to RSUs (August 12, 2026)
April 1, 2024	582,000	582,000
April 9, 2025	984,000	984,000
May 27, 2025	50,000	50,000
March 16, 2026	209,166	209,166
Total	1,825,166	1,825,166

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year: Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. During the six months ended June 30, 2026, the Company adopted amendments to IFRS 9 Financial Instruments and related amendments to IAS 7 Statement and of Cash Flows and IFRS 7 Financial Instruments: Disclosures, related to the settlement of financial assets and financial liabilities through electronic payment systems. The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities settled electronically and introduce and optional exception for certain electronic payment arrangements. We have assessed these standards and the adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d- 15(f) of the Exchange Act, and by the Canadian Securities Administrators) that occurred during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s consolidated audited financial statements for the six months ended June 30, 2026, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 12, 2026. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward- looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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